Exhibit 23.4

September 21, 2021

Maxim Melnikov

Chief Executive Officer

Cian PLC

64 Agiou Georgiou Makri

Anna Maria Lena Court, Flat 201

6037, Larnaca,

Cyprus

Dear Maxim,

We, Frost & Sullivan, hereby consent to the use of our name in the Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”) to be filed by Cian PLC with the Securities and Exchange Commission and the references to the Frost & Sullivan market research prepared for Cian PLC, previously known as Solaredge Holdings Limited, wherever appearing in the Registration Statement, including, but not limited to, the references to our company under the sections titled “Market and Industry Data”, “Prospectus Summary”, “Our Industry”, “Business” and “Experts” in the Registration Statement.

We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

Regards,

Name: Debbie Wong

Designation: Vice President

For and on behalf of

Frost & Sullivan